Exhibit 99.2

Earnings Presentation 1 For the year ended March 31, 2025

Forward - looking Statements This presentation contains forward - looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. These forward - looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the Company’s preliminary prospectus filed on Form F - 1. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in the preliminary prospectus filed on form F - 1 may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. In evaluating these forward - looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward - looking statement. Forward - looking statements are only predictions. Thus, you should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of the Presentation or to conform these statements to actual results or revised expectations. 2

Who We Are Rectitude Holdings Ltd. is a Singapore - based provider of safety equipment and other industrial products, selling goods and providing solutions through a wide array of distributor networks and end markets. Our distribution network spans Singapore and is increasing throughout the Southeast Asian region including Brunei, Cambodia, Malaysia, Indonesia and Vietnam. 3 111 13 20+ 7 Employees Branches Across Singapore Years of Operating History Strategic Brands

Our Products – Personal Protective Equipment (PPE) (1) A system used to arrest an employee in a fall from a walking - working surface, usually consisting of a body harness, anchora ge and connector 4 Personal protective equipment (PPE) is one of our top three product categories. This includes items such as protective clothing, gloves, safety footwear, and fall arrest systems 1 . Our PPE offerings are marketed under several trusted brands, including D&D, SkyHawk , Osprey, and HORNET.

Our Products – Portable Fire Extinguishers Portable fire extinguishers are another one of our top three product categories. Our portable fire extinguisher offerings are marketed under one of our trusted brands, STRIKER. 5

Our Products – Traffic Products Traffic Products are the last of our top three product categories. Our traffic products offerings are marketed under our brands, including Super Sun and DADE. 6

All - in - One Intelligent Micro - grid System (AIMS) On February 19, 2025, the Company announced the successful delivery of its first AIMS units to customers in Singapore. The shipment included two AIMS AST 05 units and twelve 6800/2350B mobile power stations. Designed for remote worksites, AIMS offers a cleaner, more re liable alternative to diesel generators, highlighting strong market potential and long - term growth opportunities across Southeast Asia. 7

41.35 43.80 2023 2024 Revenue ( S$million ) Years Ended March 31, 2024 and 2025 During the years ended March 31, 2025, sale of safety equipment and auxiliary products accounted for approximately 70% and 30% of the total revenue, respectively. Total revenues increased by S$2.44 million, or 5.91%, from S$41.35 million for the year ended March 31, 2024, to S$43.80 million for the year ended March 31, 2025, primarily driven by higher demand by our customers, such as those in the construction sectors driven by new construction projects, which were driven by the economic activities in Singapore. Financials - Revenue 8 70% 30% Revenue by sales categories For the Year ended March 31, 2025 2024 2025

Financials – Net Income & Gross Profit

Net Income (S$million)
For the Years Ended March 31, 2024 and 2025


4
3.5
3
2.5
2
1.5
1
0.5
0
3.36
2.24
2024
2025
Net Income…

Net income for the year decreased by S$1.12 million, or approximately 33.3%, from S$3.36 million for the year ended March 31, 2024, to S$2.24 million for the year ended March 31, 2025. The decrease is primarily driven by a decrease in gross margins and an increase in operating costs.

Gross Profit (S$million) and Gross Profit Margin
For the Years Ended March 31, 2024 and 2025


16
15.5
15
14.5
14
13.5
13
14.71
14.74
35.57%
33.65%
2024
2025
Gross Profit
Gross Profit Margin

For the years ended March 31, 2024 and 2025, our gross profits were S$14.71 million and S$14.74 million, respectively, and our gross profit margins were approximately 35.57% and 33.65%, respectively. Our gross profit increased by S$29,638, primarily due to the increase in the sale of new industrial products. Our gross profit margin decreased slightly by approximately 1.92% primarily due to higher procurement costs for our new industrial product.

9

Financials - Adjusted EBITDA 10 Adjusted EBITDA decreased by S$1.32 million, to S$4.56 million for the year ended March 31, 2025 from S$5.88 million for the year ended March 31, 2024. Adjusted EBITDA margin decreased to 10.41 % for the year ended March 31, 2025. The decrease in Adjusted EBITDA was primarily driven by lower net income for this year. 5.88 4.56 2024 2025 Adjusted EBITDA and Adjusted EBITDA Margin ( S$million ) For the Years Ended March 31, 2024 and 2025 Adjusted EBITDA Adjusted EBITDA Margin 14.22% 10.41% EC1

Rectitude Holdings Limited Address: 35 Tampines Industrial Avenue 5 T5@Tampines Email: Chin_fo@rectitude.com.sg Tel: +(65) 6749 6647 Investor Relations: Email: ir@rectitude.com.sg Email: jian.lin@llyc.global Tel: +1 (646) 717 - 4593 11